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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    Schedule 13D**

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                              DEFLECTA-SHIELD CORPORATION
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                                   (Name of Issuer)

                             COMMON STOCK, $.01 PAR VALUE
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                            (Title of Class of Securities)

                                       244764 10 6
              --------------------------------------------------
                                    (CUSIP Number)

                                  Charles S. Meyer
                         Three First National Plaza, Suite 5710
                               Chicago, Illinois 60602
                                    (312) 236-7041

                                   with a copy to:
                                     John E. Lowe
                                   Altheimer & Gray
                                10 South Wacker Drive
                               Chicago, Illinois 60606
                                    (312) 715-4000
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  NOVEMBER 25, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with the statement.  / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The total number of shares of common stock reported as beneficially owned by the Reporting Person herein is 954,687 which constitutes approximately 19.89% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 4,800,000 shares outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 1.  Name of Reporting Person:

     Charles S. Meyer
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 2.  Check the Appropriate Box if a Member of a Group:
                                                                          (a)

                                                                          (b) X
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 3.  SEC Use Only
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 4.  Source of Funds: OO
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 5.  Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(e) or 2(f):
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 6.  Citizenship or Place of Organization:  Delaware
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 Number of    7.  Sole Voting Power: 0
 Shares     ------------------------------------------------------------------
 Beneficially      8.  Shared Voting Power: 1,909,374
 Owned By     -----------------------------------------------------------------
 Each              9.  Sole Dispositive Power: 954,687
 Reporting    -----------------------------------------------------------------
 Person       10. Shared Dispositive Power:  0
 With
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11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person:
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    954,687

 12.     Check Box if the Aggregate Amount in Row (11)         Excludes Certain
Shares:                             X
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 13. Percent of Class Represented by Amount in Row (11):       19.89%
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 14. Type of Reporting Person: IN
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    This statement constitutes Amendment No.1 to the Statement on Schedule
13D (the "Schedule 13D") filed January 27, 1994 by Charles S. Meyer in connection with the beneficial ownership of shares ("Shares") of Common
Stock, $.01 per share par value, of Deflecta-Shield Corporation (the "Company"). Pursuant to Item 101(i)(2)(ii) of Regulation S-T, the entire text of the Schedule 13D is hereby amended and restated as set forth below, although exhibits previously filed on paper are not included herewith.

Item 1.  SECURITIES AND ISSUER

    This statement relates to the Common Stock, $.01 per share par value (the "Stock"), of Deflecta-Shield Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1800 North Ninth Street, Indiananola, Iowa 50125.


Item 2.  IDENTITY AND BACKGROUND


    (a) Charles S. Meyer (the "Reporting Person" or the "Stockholder") hereby files this Statement on Schedule 13D.

    (b)-(c) The Reporting Person's business address is Three First National Plaza, Suite 5710, Chicago, Illinois 60602 and his present principal occupation, which is conducted at such address, is as a private investor.

    (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or where such proceeding resulted in a finding of any violation with respect to such laws.

    (f)  The Reporting Person is a citizen of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Prior to January 27, 1994, the Reporting Person was the sole stockholder of CSM-Belmor, Inc., a Delaware ("CSM") corporation. On January 27, 1994, CSM merged with and into the Company (the "Merger") pursuant to the Master Plan and Agreement of Merger attached hereto as EXHIBIT A (the "Plan of Merger"). Pursuant to the Merger, the Reporting Person received 1,217,187 shares of Stock (the "Merger Shares") upon conversion of the outstanding capital stock of CSM. The Merger was consummated as a part of the recapitalization of Belmor Manufacturing Limited Partnership ("Belmor") described in the Form S-1 Registration Statement of the Company, File No. 33-71410, declared effective by the Securities and Exchange Commission on January 21, 1994 (the "Registration Statement"). Pursuant to the recapitalization, all non-corporate partners of Belmor exchanged their partnership interests in Belmor for shares of Stock, pursuant to the Exchange Agreement attached hereto as EXHIBIT B. As a result of the recapitalization, the Company became the sucessor to Belmor. On January 28, 1994, as part of the initial

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public offering of the Stock, the Reporting Person sold 262,500 of the Merger
Shares to the public pursuant to the Registration Statement, and as of the date of this Schedule 13D, the Reporting Person owns 954,687 shares of Stock (the "Subject Shares").

Item 4.  PURPOSE OF TRANSACTION

    The Subject Shares were acquired by the Reporting Person for investment purposes.

    The Reporting Person has certain demand and piggyback registration rights with respect to registration of the Merger Shares under the Securities Act of 1933, as amended, and state securities laws. Those rights are set forth in the Registration Rights Agreement dated January 27, 1994 among the Reporting Person, Mark C. Mamolen, Gregory J. Pacer, William V. Glastris, Lowell A. Swarthout, John A. Daniels, Michael G. Harrison and the Company. The Registration Rights Agreement is attached hereto as EXHIBIT C.

    The Reporting Person has entered into a Voting Agreement dated January 27, 1994 among the Reporting Person, the Company and Mark C. Mamolen (the "Voting Agreement"), pursuant to which Mr. Mamolen and the Reporting Person agree to vote for five persons as directors of the Company, two of whom are to be designated by the Reporting Person, two of whom are to be designated by Mr. Mamolen and one of whom is to be the individual who is then serving as the Company's President and Chief Executive Officer. A copy of the Voting Agreement is attached hereto as EXHIBIT D. Mr. Mamolen and the Reporting Person own, in the aggregate, 1,909,374 shares of Stock, or 39.77% of the shares of Stock outstanding as of November 25, 1997. The Reporting Person disclaims any beneficial ownership of shares of Stock owned by Mr. Mamolen.

    On November 25, 1997, the Stockholder and Lund International Holdings, Inc. ("Parent") entered into a Stockholders' Agreement, pursuant to which the Stockholder agreed to tender and sell to Zephros Acquisition Corporation, a wholly-owned subsidiary of Parent ("Purchaser") all of his Shares pursuant to and in accordance with the terms of the tender offer (the "Offer") to be made pursuant to that certain Agreement and Plan of Merger dated November 25, 1997 among Parent, Purchaser and the Company (the "Merger Agreement"). Notwithstanding any term of the Offer to the contrary, in the Stockholder Agreement, the Stockholder agreed not to withdraw any such Shares tendered into the Offer pursuant thereto during the term of the Stockholder Agreement. Notwithstanding anything in the Stockholder Agreement to the contrary, the Stockholder Agreement provides that the foregoing shall not restrict the Stockholder from taking actions in his capacity as a director, officer or employee of the Company to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or by his fiduciary duty as a director, officer or employee of the Company.

    In the Stockholder Agreement, the Stockholder, solely in his capacity as a stockholder and not as a director, officer or employee of the Company, agreed that, until the Termination Date (as defined below), at any meeting of the stockholders of the Company, however called, at which the following matters are considered for a vote, the Stockholder will vote (or cause to be voted) his Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance hereof and thereof; (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (c) except as specifically requested or agreed to in writing by Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) a sale, lease or transfer of a material amount of assets of the Company or reorganization, recapitalization, dissolution or liquidation of the Company; and (iii)(A) any change in the majority of the board of directors of the Company; (B) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (C) any other material change in the Company's corporate structure or business; or (D) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Offer, the Merger or the transactions contemplated by the Merger Agreement or the Stockholder Agreement. The Stockholder also agreed not to enter into any agreement with or grant any proxy to any person or entity prior to the Termination Date to vote or give instructions in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence. It was agreed that the foregoing will not limit or prohibit the Stockholder from entering into any agreement simultaneously with or after termination of the Stockholder Agreement.

    Also in the Stockholder Agreement, the Stockholder agreed that he would not (directly or indirectly through advisors, agents or other intermediaries), (a) solicit or initiate inquiries, proposals or offers from any Person (other than Parent or any of its affiliates) relating to any Takeover Proposal or (b) in connection with any of the foregoing, enter into or participate in any discussions (knowingly) or negotiations or furnish to any other Person any information with respect to the business, properties or assets of the Company or any of its subsidiaries; provided, however, that the foregoing will not restrict the Stockholder as a director, officer or employee of the Company from taking actions in any such capacity to the extent and in the circumstances permitted by the Merger Agreement or as required by applicable law or his fiduciary duties as such director, officer or employee. If the Stockholder receives any inquiry or proposal, in his capacity as a Stockholder and with respect to his Shares, then the Stockholder promptly will inform Parent of the terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. The Stockholder agreed to immediately cease and cause his advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

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    Prior to the Termination Date, the Stockholder agreed that he will not directly or indirectly: (a) except pursuant to the terms of the Offer and the Merger Agreement, and to Parent pursuant to the Stockholder Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other binding agreement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, or other disposition of, or exercise any discretionary powers to distribute, any or all of the Shares owned by him or any interest therein; (b) except as contemplated by the Stockholder Agreement, grant any proxies or powers of attorney with respect to any such Shares, deposit any such Shares into a voting trust or enter into a voting agreement with respect to any such Shares; or (c) take any action that would make any representation or warranty of the Stockholder contained in the Stockholder Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Stockholder from performing its obligations under the Stockholder Agreement. Anything to the contrary in the Stockholder Agreement notwithstanding, the Stockholder may sell, dispose of and/or transfer all or any portion of his Shares for tax, securities or estate planning purposes, for charitable donation purposes or to any Section 501(c)(3) organization as long as the purchaser or transferee of such Stockholder Shares under this subsection agrees to be bound by the provisions of and becomes a party to the Stockholder Agreement.

    The Stockholder Agreement provides that if (a) the Merger Agreement is terminated in accordance with Section 8.1(f)(ii) or Section 8.1(h) of the Merger Agreement, (b) within three months after the Merger Agreement is terminated, a contract or agreement relating to a Third Party Business Combination, as defined below, is entered into and (c) the Stockholder receives, within twelve months after the Merger Agreement is terminated, from any person (other than Parent, Purchaser or any of their affiliates) any cash or non-cash consideration in an amount per share greater than $16.00 (the "Third Party Consideration") in respect of any sale or disposition of all or any portion of his Shares in connection with and as part of a Third Party Business Combination, then the Stockholder within two (2) Business Days of receipt thereof shall pay to Parent or its designee an aggregate amount equal to fifty percent (50%) of (A) the excess of the Third Party Consideration over $16.00 multiplied by (B) the number of Shares with respect to which such Third Party Consideration was received; provided that, (x) if the consideration received by the Stockholder shall be securities listed on a national securities exchange or traded on the NASDAQ National Market ("NASDAQ"), the per share value of such consideration shall be equal to the closing price per share listed on such national securities exchange or NASDAQ National Market on the date such transaction is consummated, (y) if the consideration received by the Stockholder shall be in a form other than such listed securities, the per share value shall be determined as of the date such transaction is consummated in good faith by Parent or its designee and the Stockholder or his designee or if the Parent and its designee and the Stockholder and his designee cannot reach agreement, by a nationally recognized investment banking firm reasonably acceptable to the parties and
(z) the Stockholder will pay Parent or its designee in kind and on a pro rata basis (i.e., if the Third Party Consideration includes cash, listed securities and/or other consideration, Parent or its designee will receive its pro rata portion of each such item). The term "Third Party Business Combination" means the occurrence of any of the following events: (i) the Company or any subsidiaries whose assets constitute all or substantially all of the business or assets of the Company is acquired by merger or otherwise by any person or group, other than Parent or any affiliate thereof (a "Third Party"); (ii) the sale to a Third Party of all or substantially all of the business or assets of the Company and its subsidiaries, taken as a whole; and
(iii) the Company, or both the Stockholder and Mark C. Mamolen enter into a merger or other agreement with a Third Party which contemplates, in a single transaction or series of related transactions, the acquisition of all or substantially all of the Shares owned by both the Stockholder and Mr. Mamolen.

    All obligations of the Stockholders under the Stockholder Agreements except for the obligations in the immediately preceding paragraph (which obligations will only survive for the period set forth therein), will terminate upon the first to occur of (a) the acceptance for payment of Shares of the Stockholder in the Offer, (b) the Effective Time of the Merger and (c) the time the Merger Agreement is terminated in accordance with its terms (such earlier time being the "Termination Date").

    The Stockholder Agreement is attached hereto as Exhibit F.

    Except as described herein, The Reporting Person does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTERESTS IN SECURITIES OF THE ISSUER.

    The following information is provided in response to Item 5 of the Schedule 13D and is based on a total of 4,800,000 shares of Stock outstanding as of November 14, 1997 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994

    (a) The Reporting Person beneficially owns 1,909,374 shares of Stock, constituting approximately 39.78% of the shares of Stock outstanding as of November 25, 1997. Such figures are inclusive of 954,687 shares of Stock held by Mark C. Mamolen, the beneficial ownership of which is disclaimed by the Reporting Person.

    (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 954,687 shares of Stock, constituting approximately 19.89% of the shares of Stock outstanding as of November 25, 1997. Pursuant to the Voting Agreement, the Reporting Person has agreed to vote these shares in elections for the Board of Directors of the Company in the same

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manner as Mark C. Mamolen votes 954,687 shares of Stock held of record by Mr.
Mamolen. Mr. Mamolen's business address is 155 W. Burton Place, Chicago, Illinois 60610 and his present principal occupation at such address is as a private investor. To the knowledge of the Reporting Person, Mr. Mamolen has not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, Mr. Mamolen was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or where such proceeding resulted in a finding of any violation with respect to such laws. Mr. Mamolen is a citizen of the United States of America. The Reporting Person disclaims beneficial ownership in the 954,687 shares of Stock held of record by Mr. Mamolen.

    (c) Neither the Reporting Person nor Mr. Mamolen have effected any transactions in shares of Stock during the preceding sixty-day period.

    (d)-(e) Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth in Item 4 above, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

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Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

*   Exhibit A      Master Plan and Agreement of Merger dated as of November 5,
                   1993, among the Company, CSM-Belmor, Inc., MCM Holdings,
                   Inc., Mark's Carl Street, Inc., the Reporting Person and
                   Mark C. Mamolen.

*   Exhibit B      Exchange Agreement dated as of January 18, 1994 among the
                   Company, Gregory J. Pacer, William V. Glastris, Lowell A.
                   Swarthout, John A. Daniels and Michael G. Harrison.

*   Exhibit C      Registration Rights Agreement dated January 27, 1994 among the Reporting Person, Mark C. Mamolen, Gregory J. Pacer,
                   William V. Glastris, Lowell A. Swarthout, John A. Daniels,
                   Michael G. Harrison and the Company.

*   Exhibit D      Voting Agreement dated January 27, 1994 among the Company, the Reporting Person and Mark C. Mamolen.

*   Exhibit E      Power of Attorney appointing S. Michael Peck, John E. Lowe and James R. Cruger as attorneys-in-fact for the Reporting
                   Person.

    Exhibit F      Stockholder Agreement dated November 25, 1997 between Lund
                   International Holdings, Inc. and the Reporting Person.

       *    previously filed.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 1997

                             /s/ S. MICHAEL PECK
                             S. Michael Peck, as Attorney-in-Fact for
                             Charles S. Meyer


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